Exhibit 12.1

Computation of Ratios

Calculation of Earnings:

	2004	2003	2002
Income from continuing operations before income taxes, minority interest, and gain on sale of properties and impairment losses on real estate	53,558	63,612	73,713
Less: Equity in earnings	(6,760)	(7,034)	(7,188)
Add: Gain (loss) on sale of properties and impairment losses on real estate	27,600	(50)	13,156

Income from continuing operations before income taxes, adjustment for minority interest and income from equity investees	74,398	56,528	79,681

Additions:
Fixed Charges
Interest expense	114,978	104,492	99,018
Capitalized interest	457	1,696	3,274

	115,435	106,188	102,292
(1) Amortization of capitalized interest	2,405	2,394	2,352
(2) Distributed income of equity investees	6,760	7,034	7,188

Subtractions:
Capitalized interest	(457)	(1,696)	(3,274)

Adjusted Earnings	198,541	170,448	188,239

Fixed Charges (from above)	115,435	106,188	102,292
Preferred Stock Dividends	15,094	18,021	30,055

Ratio of Earnings to Fixed Charges	1.72	1.61	1.84

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.52	1.37	1.42

(1)	Represents an estimate of capitalized interest costs based on the Company’s established depreciation policy and an analysis of interest costs capitalized since 1996 (the year in which CarrAmerica began significant development activity).
(2)	Represents an estimate of distributed income. Amount is based upon equity in earnings for each period due to the fact that distributions exceeded equity in earnings for each period.